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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 5 May 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

May 5, 2005

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0507

BY COURIER

Re:	BHP Billiton Limited BHP Billiton Plc Form 20-F for the fiscal year ended June 30, 2004 Filed October 20, 2004 File Nos. 1-09526 and 1-31714

Dear Ms. Blye and Mr. Schwall:

This letter by BHP Billiton Limited, a company organized under the laws of Victoria, Australia, and BHP Billiton Plc, a company organized under the laws of England and Wales (together, "BHP Billiton"), is in response to the letter of comments from the Staff of the Securities and Exchange Commission (the "SEC") to BHP Billiton, dated March 9, 2005 (the "Comment Letter"), with respect to BHP Billiton's Form 20-F for the fiscal year ended June 30, 2004.

Set forth below is BHP Billiton's response to the comments raised in the Comment Letter. For the convenience of the Staff, we have duplicated the text of the comments in bold type to precede BHP Billiton's response.

General

Please advise us whether the Company had operations in Cuba and/or Sudan during fiscal 2004, and whether the Company continues to operate in those countries.

In light of the fact that Sudan and Cuba have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the Company's past and present operations in each of these countries; advise us of the materiality to the Company of its operations in each country; and give us your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision.

Exhibit 11.1 to the 20-F for 2003 is BHP Billiton Limited's Guide to Business Conduct. The guide at page 15 states that "BHP Billiton conducts business in countries...not subject to international sanctions on trade and investment." The guide at pages 25-26 discusses a Global Ethics Panel established to, among other things, "promote and support high standards of ethical conduct consistent with the BHP Billiton Charter". Please advise us how any activity by the BHP Billiton Group in Sudan and/or Cuba comports with Exhibit 11.1 to the 20-F for 2003.

BHP Billiton supplementally advises the Staff as follows:

Cuba

In June 1997 an indirect subsidiary of Billiton Plc, San Felipe Mining Limited, a company incorporated under the laws of the British Virgin Islands, entered into an Association Contract with Geominera S.A., a company of Cuban nationality, regarding the possibility of the joint exploration and development of the San Felipe Nickel Project near Camagüey, Cuba. Following completion of a concept study in October 2002 involving geological and initial metallurgical testwork, the project was placed on hold while the parties considered various development options. In October 2004, the parties mutually agreed to terminate the contract without any further actions having been taken. The project costs for BHP Billiton were approximately US$14,000,000 from commencement in 1998 to termination in 2004. No U.S. corporations or subsidiaries of U.S. corporations and, so far as we have been able to ascertain, no other U.S. persons in the BHP Billiton group were involved in this project.

Prior to 2002, BHP Billiton conducted a small number of other preliminary reviews of possible projects in Cuba. Those reviews did not involve any U.S. persons in the BHP Billiton group. The only such review to result in any further activity in connection with Cuba involved an indirect subsidiary of Billiton Plc, Camagüey Mining Limited, a company incorporated under the laws of the British Virgin Islands. In December 1997 Camagüey Mining Limited entered into an Association Contract with Geominera S.A., regarding the possibility of the joint exploration and development of gold and base metals in Camagüey, Cuba, adjacent to the Meseta San Felipe. Exploration activities were conducted between February 1998 and June 1999. The parties terminated the contract in June 1999 without any further actions having been taken. The project costs for BHP Billiton were approximately US$427,000 from commencement in 1998 to termination in 1999. Camagüey Mining Limited was inactive from 1999 until it was liquidated in 2003. No U.S. corporations or subsidiaries of U.S. corporations and, so far as we have been able to ascertain, no other U.S. persons in the BHP Billiton group were involved in this project.

Sudan

In May 1998 an indirect subsidiary of Billiton Plc, Billiton Development B.V., a company organized under the laws of the Netherlands, entered into a concession agreement with the Government of the Republic of the Sudan. In July 1998 that agreement was assigned to a subsidiary of Billiton Development B.V., Billiton Sudan B.V., a company organized under the laws of the Netherlands. In connection with the agreement, Billiton Sudan B.V. undertook an out-of-country concept study at a cost of approximately US$20,000. That agreement was terminated by Billiton Sudan B.V., effective as of December 31, 1999. Billiton Sudan B.V. was liquidated in October 2003. No U.S. corporations or subsidiaries of U.S. corporations and, so far as we have been able to ascertain, no other U.S. persons in the BHP Billiton group were involved in this project.

Materiality

BHP Billiton's past activities in Cuba and Sudan were limited to preliminary investigations (including, in the case of the San Felipe project, geological and initial metallurgical testwork) involving immaterial expenditures. None of those past activities resulted in any ongoing operations in Cuba or Sudan.

Based on any quantitative, reputational, share value or other factor that a reasonable would deem important in making an investment decision, do not consider that BHP Billiton's activities in Cuba or Sudan, individually or in the aggregate, were or are material to BHP Billiton or constitute material investment risk to BHP Billiton's security holders.

Guide to Business Conduct

The combined BHP Billiton companies adopted their first Guide to Business Conduct in June 2001. Both the 2001 edition and the May 2003 edition (which remains in effect) state in relevant part:

"BHP Billiton conducts business in countries where governments are recognized by the Australian Government and are not subject to international sanctions on trade and investment."

When the above statement came into effect in June 2001, the only activity referred to above which had not been terminated was the concept study for the San Felipe project in Cuba.

Between June 2001 and the end of BHP Billiton's involvement in the San Felipe project in 2004, the Cuban government was recognized by the Australian government and Cuba was not subject to any United Nations sanctions or, to our knowledge, any other international sanctions, of the type contemplated by the Guide.

Consequently, we consider that our activities in Cuba and Sudan have always been consistent with the standards to which we have committed in our Guide to Business Conduct.

If you have any questions with respect to the foregoing, please contact the undersigned on 011-613-9609-3119.

Yours faithfully

John C Fast
Chief Legal Counsel & Head of External Affairs

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
 /s/ JOHN C FAST
_____________________

John Fast
Title: Chief Legal Counsel & Head of External Affairs
Date: 5 May 2005